Chubb Limited Bärengasse 32 CH-8001 Zurich Switzerland	www.chubb.com @Chubb

August 11, 2017

Jim B. Rosenberg Senior Assistant Chief Accountant Office of Healthcare and Insurance Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549 USA

Re: Chubb Limited Form 10-K for Fiscal Year Ended December 31, 2016 Filed February 28, 2017 File No. 001-11778

Dear Mr. Rosenberg,

Thank you for your letter dated August 1, 2017, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the Form 10-K for the fiscal year ended December 31, 2016 (the “Form 10-K”) of Chubb Limited (the “Company”, “we” or “our”).

We have considered the Staff’s comments on the Form 10-K carefully. Our written responses are set forth below. To facilitate the Staff’s review, the responses set forth below correspond to the paragraphs of your letter (set forth in bold type).

Where we indicate below that the Company will provide additional disclosure in future filings, such disclosure will be included, as appropriate, in subsequent Forms 10-K and, to the extent such information may be required to be included in a Form 10-Q, in subsequent Forms 10-Q.

Notes to Consolidated Financial Statements Note 7: Unpaid losses and loss expenses c) Loss Development Tables, page F-46

1.     In the second full paragraph on page F-47 you disclose that you exclude high attachment, high limit, multiple-line and excess of aggregate coverages for large commercial clients from your loss development tables because changes in incurred loss and cash flow patterns are volatile and sufficiently different from those of typical insureds. Please tell us why it is appropriate to exclude these coverages from your loss development tables, referencing the authoritative literature you rely upon to support your position. At a minimum, address the following in your response:

• Tell us the net liability for unpaid losses and loss expenses for these coverages at December 31, 2016.

• Tell us the amount of loss and loss expense charged in 2016 related to 2016 accident year claims associated with these coverages.

•	Tell us the amount of prior period development recorded in 2016 associated with these coverages.

•	Tell us the amounts of loss and loss expense paid in 2016 related to 2016 accident year claims and to prior accident years’ claims associated with these coverages.

•	Explain why the volatility in incurred losses and cash flow patterns for these coverages is not indicative of “significantly different characteristics” as outlined in ASC 944-40-50-4H prompting a separate loss development table for these coverages.

The referenced business that was excluded from our development triangles represents contractual indemnity contracts, which meet the definition of insurance and transfer risk. These contracts are large and few in number, with only three policies written in each of the past five calendar years. The contracts have adjustable premium features which tend to mitigate some of the volatility in incurred losses. The development tables do not provide us the ability to present the changes in premium in response to loss development. Accordingly, we believe this business has significantly different characteristics than the other businesses in the North America Commercial P&C Insurance segment and, consistent with the guidance in ASC 944-40-50-4H, we disaggregated the associated net reserves of $1,153 million from the tables. Based on the relative immateriality of these reserves we included them as a component of Other in our Reconciliation of Reserve Balances to Liability for Unpaid Loss and Loss Expenses.

Loss and allocated expense for this business charged in 2016 related to 2016 accident year claims was $363 million. The prior period loss reserve development recorded in 2016 was a favorable $15 million, which resulted in a decrease in accrued premiums of $11 million for loss sensitive insurance contracts.

Total loss and allocated loss expense payments for this business was $210 million in calendar year 2016 which was made up of $13 million for accident year 2016, and $197 million for 2015 and prior accident years.

2.	You also disclose that you exclude reinsurance recoverable bad debt from your loss development tables. Please tell us why it is appropriate to exclude this bad debt when ASC 944-40-50-4B requires the tables to be presented net of reinsurance and you are primarily liable to the policyholder to pay its claim.

As we note on page F-11 in our 10-K, we accrue a provision for uncollectible reinsurance recoverables based on a review of the financial condition of reinsurers and other factors. The estimation of this provision is performed at the reinsurer level without regard to product line or accident year. The total provision for the segments other than Corporate is $159 million which represents less than 0.4% of net held reserves for these segments at December 31, 2016, which we believe to be immaterial.

3.	The amounts of prior year development in your discussion beginning at the bottom of page F-60 agree with the amounts depicted in the table on page 57. Please explain to us why the total favorable development from the table on page 57 of $1,135 million for 2016 does not agree with the $1,204 million amount depicted in the ASC 944-40-50-3 roll forward on page F-60.

The prior period development depicted in the ASC 944-40-50-3 roll forward table of $1,204 million represents changes in loss and allocated expenses only. When we disclose prior period development in the table on page 57 and in the narrative beginning on page F-60, we include the impact of non-loss items which are directly related to the loss and allocated expense movements. As disclosed in footnote 2 to the table on page F-60, these items include the impact on earned premiums of retrospective premium adjustments on loss sensitive contracts, reinstatement premiums on reinsurance contracts, and changes in profit commissions. In all instances, these non-loss items mitigate the loss and allocated expense movements and therefore we believe it is appropriate to net the two in our PPD disclosures on page 57 and the narrative beginning on page F-60. These items resulted in the $69 million difference between the two tables with most of that impact relating to retrospective premium adjustments.

Effective with our Q2 2017 Form 10-Q filing, we expanded our discussion to include the quantified impact of these items.

4.	As the objective of the short-duration disclosures as outlined in paragraph BC 2 of ASU 2015-09 is to provide financial statement users with information to facilitate analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of loss reserve estimates, please tell us how the tables you provide for your North America Commercial P&C Insurance and Overseas General Insurance segments provide meaningful information to investors. In this regard, the four tables you present for your North America Commercial P&C Insurance segment depict only about 78% of the prior year favorable development for 2016; with about 88% of your long-tail development and only 30% of your short-tail development being depicted. Also in this regard, the two tables you present for your Overseas General Insurance segment depict only about 31% of the prior year favorable development for 2016; with about 68% of your long-tail development and only 1% of your short-tail development being depicted. In your response tell us:

•	The amount of prior year development for accident years prior to 2007 for each of the six tables referred to above;

•	The lines of business not included in the tables and the prior year development for those lines in 2016 for each segment;

•	Why you do not include the lines of business identified in the preceding bullet in your tables; and

•	Your consideration for disclosing the information in the preceding bullets.

We believe that the tables provided in our disclosures both conform to FASB standards as well as provide meaningful information to investors about the nature, amount, timing, and uncertainty of cash flows related to our claims liabilities. There are only a few immaterial lines of business omitted from the tables, the majority being the contractual indemnity contracts discussed in comment #1.

The amount of 2006 and prior accident year development for the six referenced triangles is summarized below.

	North America Commercial P&C Insurance				Overseas General Insurance
(Favorable)/ Adverse (in millions) 2006 & prior accident years	Workers’ Compensation	Liability	Other Casualty	Non-Casualty	Casualty	Non-Casualty	Total
	$ 9	$ (117)	$ 11	$ (8)	$ (81)	$ 6	$ (180)

After consideration of the prior period development in the 2006 and prior accident years, the remaining unexplained difference between the loss triangle disclosure in our Form 10-K principally relates to quarter lag reporting which impacted North America Commercial P&C Insurance segment by $67 million and Overseas General Insurance segment by $93 million. In both our North America Commercial P&C Insurance and Overseas General Insurance segments, certain businesses which we acquired as part of The Chubb Corporation merger were recorded in the past by The Chubb

Corporation on a one quarter lag. As part of our integration, this lag was eliminated in the 2016 calendar year; however, the prior period development as shown in our loss triangle disclosures reflect the booking of the Q4 2015 reported losses in Q1 2016. This gives the appearance of unfavorable loss development. However, the reported losses were not considered prior period development because these losses were accompanied by premiums which were also recorded on a quarter lag. Accordingly, we excluded these losses from both the prior period development table on page 57 and in the narrative beginning on page F-60 in our Form 10-K.

The remaining immaterial difference primarily relates to foreign exchange translation, given that the loss triangles presentation is on a constant dollar basis, and to excluded businesses, each individually immaterial, as discussed in our footnotes in the Form 10-K and under comment #1 above. For example, we write some loss sensitive insurance products, which meet the definition of insurance and transfer risk, primarily in North America Commercial P&C Insurance. These contracts will generate either a premium or profit commission adjustment, related to the loss development, which partially mitigates the favorable or unfavorable development. As explained under comment #3 above, our loss triangle disclosures present the loss impacts exclusive of premium adjustment.

With regard to your comment on long-tail/short-tail development, one cannot relate long-tail with casualty and short-tail with non-casualty. For example, in our Overseas General Insurance segment there are some specialty lines, including aviation, which we include in our short-tail disclosures but are classified as casualty for our triangle disclosure.

Regarding our loss development for the 2006 and prior accident years, we will consider expanding our disclosure to clarify and quantify these amounts and include discussions, as appropriate given our results, effective with our 2017 Form 10-K.

* * * * *

We would like to express our appreciation for your thoughtful comments and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact the undersigned at (441) 295-5200.

Sincerely,

/s/ Philip V. Bancroft
Philip V. Bancroft Chief Financial Officer

cc:    James Peklenk – Senior Staff Accountant

        Mark Brunhofer – Senior Staff Accountant

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